NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the Common Shares (the 'Common Stock') of Primero Mining Corp. (the 'Company') from listing and registration on the Exchange at the opening of business on September 11, 2017, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange has determined that the Company is no longer suitable for listing based on 'abnormally low' price levels, pursuant to Section 802.01D of the Listed Company Manual. 1. The Exchange, on August 14, 2017, determined that the Common Stock should be suspended immediately from trading and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone and by letter on August 14, 2017. 2. Pursuant to the above authorization, a press release was issued and an announcement was immediately made on the 'ticker' of the Exchange on August 14, 2017. Similar information was included on the Exchange's website. Trading in the Common Stock was immediately suspended on August 14, 2017. 3. The Company had a right to appeal to a Committee of the Board of the Exchange (the 'Committee') the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.